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                             October 30, 2020

       Henry Schuck
       Chief Executive Officer
       ZoomInfo Technologies Inc.
       805 Broadway Street, Suite 900
       Vancouver, WA 98660

                                                        Re: ZoomInfo
Technologies Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
27, 2020
                                                            CIK No. 0001794515

       Dear Mr. Schuck:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Edwin Kim, Attorney-Advisor, at 202-551-3297 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Richard Fenyes, Esq.